September 28, 2018

VIA EDGAR

Melissa Raminpour

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Norwegian Cruise Line Holdings Ltd.

Form 10-K for the Fiscal Year Ended December 31, 2017

Form 10-Q for the Fiscal Period Ended June 30, 2018

File Nos. 001-35784

Dear Ms. Raminpour:

This letter sets forth the responses of Norwegian Cruise Line Holdings Ltd. (the “Company,” “we,” “us,” or “our”) to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated August 29, 2018, regarding the above-referenced Form 10-K for the year ended December 31, 2017 and the Form 10-Q for the period ended June 30, 2018. For the convenience of the Staff, each of the Staff’s comments is restated in italics prior to the response to such comment.

Form 10-K for the Fiscal Year Ended December 31, 2017

Item 7A - Qualitative and Quantitative Disclosures about Market Risk, page 43

1. We note that you are exposed to the following market risks: interest rate risk related to your debt instruments, foreign currency exchange rate risk related to your construction contracts denominated in euros, and fuel price risk related to your operations. Please revise your future filings to disclose for all market risks the quantitative information for the preceding fiscal year along with the reasons for material changes in amounts from the preceding year. Refer to 305(a)(3) and Instruction 3(F) to Item 305(a) of Regulation S-K.

Response:

We will revise our future filings to disclose for all market risks the quantitative information for the preceding fiscal year along with the reasons for material changes in amounts from the preceding fiscal year.

Form 10-Q for the Fiscal Period Ended June 30, 2018

Note 2 – Summary of Significant Accounting Policies

Revenue and Expense Recognition, page 7

2. You indicate that third party concessionaires manage retail shops, spa services, art auctions and internet services. These contracts entitle you to a fixed percentage of the gross sales. Please revise your disclosure to indicate if you recognize revenue from these contracts on a net basis pursuant to ASC 606-10-50-12(c).

Response:

We will revise our future filings under Revenue and Expense Recognition in our Note 2- Summary of Significant Accounting Policies as follows (additional language is bolded):

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“Nature of goods and services

We offer our guests a multitude of cruise fare options when booking a cruise. Our cruise ticket prices generally include cruise fare and a wide variety of onboard activities and amenities, as well as meals and entertainment. In some instances, cruise ticket prices include round-trip airfare to and from the port of embarkation, complimentary beverages, unlimited shore excursions, free internet, pre-cruise hotel packages, and on some of the exotic itineraries, pre or post land packages. Prices vary depending on the particular cruise itinerary, stateroom category selected and the time of year that the voyage takes place. Passenger ticket revenue also includes full ship charters as well as port fees and taxes.

During the voyage, we generate onboard and other revenue for additional products and services, which are not included in the cruise fare, including casino operations, certain food and beverage, gift shop purchases, spa services, photo services and other similar items. Food and beverage, casino operations and shore excursions are generally managed directly by us while retail shops, spa services, art auctions and internet services may be managed through contracts with third-party concessionaires. These contracts generally entitle us to a fixed percentage of the gross sales derived from these concessions, which is recognized on a net basis. While some onboard goods and services may be prepaid prior to the voyage, we utilize point-of-sale systems for discrete purchases made onboard. Certain of our product offerings are bundled and we allocate the value of the bundled goods and services between passenger ticket revenue and onboard and other revenue based upon the relative standalone selling prices of those goods and services.”

3. For onboard and other revenue described in paragraph 2 of your disclosure related to "Nature of goods and services", please revise to disclose the timing of when revenue is recognized pursuant to ASC 606-10-50-18 or 19, as applicable.

Response:

We will revise our future filings under Revenue and Expense Recognition in our Note 2- Summary of Significant Accounting Policies as follows (additional language is bolded):

“Timing of satisfaction of performance obligations and significant payment terms

The payment terms and cancellation policies vary by brand, stateroom category, length of voyage, and country of purchase. A deposit for a future booking is required at or soon after the time of booking. Final payment is generally due between 120 days and 180 days before the voyage. Deposits on advance ticket sales are deferred when received, and include amounts that are refundable. Deferred amounts are subsequently recognized as revenue ratably during the voyage sailing days as services are rendered over time on the ship. Deposits are generally cancellable and refundable prior to sailing, but may be subject to penalties, depending on the timing of cancellation. The inception of substantive cancellation penalties generally coincides with the dates that final payment is due, and penalties generally increase as the voyage sail date approaches. Cancellation fees are recognized in passenger ticket revenue in the month of the cancellation.

Goods and services associated with onboard revenue are generally provided at a point in time and revenue is recognized when the performance obligation is satisfied. Onboard goods and services rendered may be paid at disembarkation. A receivable is recognized for onboard goods and services rendered when the voyage is not completed before the end of the period.

Cruises that are reserved under full ship charter agreements are subject to the payment terms of the specific agreement and may be either cancelable or non-cancelable. Deposits received on charter voyages are deferred when received and included in advance ticket sales. Deferred amounts are subsequently recognized as revenue ratably over the voyage sailing dates.”

As indicated above, our accounting policy is to recognize revenue as or when the related performance obligation is satisfied, consistent with ASC 606-10-32-1. However, for operational convenience, we recognize revenue related to onboard goods and services at voyage completion (rather than each day of a voyage) except at quarter beginning and end where we recognize revenue over the days of the cruise voyage for any cruise voyages that cross over financial reporting periods. The impact of any variance between recognizing revenue at a point in time versus at voyage end or over time related to the onboard goods and services is limited to the days sailed during the cruises that cross over the financial reporting period. We have assessed the difference in timing to be immaterial.

4. We note your description of various goods and services related to your cruise offerings, which may include round-trip airfare and pre-cruise hotel packages. Provide us with your analysis regarding how you determined gross reporting for pre-cruise and post-cruise services was appropriate pursuant to ASC 606-10-55-36 through 39. Please specifically address how you considered the definition of control and how you are directing any third party providers. Tell us why revenue for pre-cruise and post-cruise service revenue is recognized over the duration of each cruise versus as travel occurs prior to or after the cruise.

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Response:

The Company offers pre-cruise and post-cruise services to our cruise passengers. As a percentage of total revenue, pre- and/or post-cruise services are approximately 2% per quarter and per year. These services include providing transportation (including air services), hotels, and related services that may take place before or after the cruise vacation. The presentation of revenue related to these services has been evaluated using the guidance in ASC 606-10-55-36 through 39 to determine whether the Company controls the service before it is transferred to the customer.

Air Services

As it relates to air services, in accordance with ASC 606-10-55-36, we must evaluate whether we control the service before it is transferred to the customer to determine whether we are the principal or an agent in the transaction. As outlined in ASC 606-10-55-37A(b), we concluded that the Company controls the air services by taking responsibility for the obligation to get the passengers to and from their port of call by directing the activities of contractors. The Company directs the activities of its contractors by selecting the contractors, determining the flight times, choosing the airports, and managing the customer service aspect of the ticketing process including dealing with concerns, or in certain situations, incurring additional costs if flights are canceled or delayed in order for the passenger to meet the ship. The Company also controls the service by setting the price charged to the passenger and negotiating the details with the contractor of our choice to obtain the services. We have further evaluated and validated our control under the indicators outlined in ASC 606-10-55-39(a-c) to support that we control the air services provided to the passengers:

a. The entity is primarily responsible for fulfilling the promise to provide the specified good or service.

When air services are purchased, the Company takes responsibility for ensuring the passenger arrives at the cruise terminal prior to embarkation. With each ticket that the Company purchases from the airline, the Company obtains control of a right to fly on a specified flight (in the form of a ticket). The Company then transfers this right to one of its passengers. The Company determined that the promise provided to its passenger is the right to a seat on a flight selected by the Company, which we control. The Company has control over the flight time selected, the contractor selected, and the timing of when the airline ticket is purchased. The Company takes responsibility for passenger satisfaction if the airline is delayed or cancels a flight causing the passenger to be unable to meet the ship on time. The Company will communicate with guests and airlines to re-route guests onto different flights or airlines if any of the initially planned flights or cruises are delayed or cancelled. The Company takes responsibility for customer services, including providing remedies to a customer for dissatisfaction with the air services and resolving complaints identified in connection with air services. In the event the passenger has any questions or concerns with the flight, the Company is responsible for resolving the passengers’ questions and concerns. As the Company’s promise to the passenger is the right to a seat on a selected flight to/from the embarkation/disembarkation point, the Company supports the customer throughout the process including sometimes monitoring flight and cruise statuses. At times, the Company will incur the cost of a hotel stay and added cost of arranging for transportation to meet the ship in route in order to remedy issues regarding flight delays as the Company is responsible for getting the passengers to the ship. The Company also controls the related air services as it has the right to cancel the ticket and does so in the event that a passenger cancels the cruise.

In all jurisdictions, we fulfill the promise to provide air services to our passengers. In addition, certain regulations in the European Union assign liability for fulfillment of flight purchases made through the Company to the Company and we are responsible for ensuring the passengers arrive at their desired location under their laws. Based on the above factors, we have concluded the Company is primarily responsible for fulfilling the promise.

b. The entity has inventory risk.

Typically the Company does not have full front-end inventory risk as it does not purchase blocks of airline tickets in advance, and if a passenger were to cancel the cruise after airfare was purchased by us, we would charge our canceling passengers a fee for commercial airline flights to cover any fees charged to us by the airline. However, we have back-end inventory risk as we bear the risk of increased costs that could be incurred due to airline delays such as a hotel stay or increased prices of a flight change that might occur to ensure that the guest arrives at the port of call. In limited circumstances, where flight availability is low to a remote location, a flight may be chartered for passengers, and in these immaterial arrangements, we do have inventory risk.

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c. The entity has discretion in establishing the price for the specified good or service.

The Company has complete discretion in establishing the prices at which the airline tickets will be sold to passengers for air services. We sell the airline tickets and collect the consideration from passengers before we purchase the tickets from the contractor. The prices that are charged to the passengers are based upon origination and destination zones and are pre-established by the Company. The Company may enter into pricing agreements with airlines, but the passenger pays the rate provided by the Company at the time of booking which may be months in advance of sailing in some cases. The airline contractor has no input into the price charged to the passengers. As the Company has sole discretion over the price the passenger pays its economic return is variable. The Company is at risk through its pricing and may experience gains or losses from fluctuations in individual fare prices.

Based on the indicators above, we believe that the Company has control of the air services at the time the reservation is booked as we negotiate and purchase the flights, we have the right to select any party to fulfill the contract, we establish the airfare prices charged to our passengers, and we also may cancel the flight in conjunction with the cancellation of any cruise. Additionally, the Company is in certain jurisdictions legally responsible for the fulfillment of the flight itself even though it does not physically provide the service. The Company is considered a principal in the air service performance obligation, and therefore, air services revenue is recognized on a gross basis.

Hotel Services

As it relates to pre- and post-cruise hotel services, in accordance with ASC 606-10-55-36, we must evaluate whether we control the service before it is transferred to the customer to determine whether we are the principal or an agent in the transaction. As outlined in ASC 606-10-55-37A(b), the Company concluded that with each hotel room that it purchases from the hotel, it obtains control of a right to stay at the specified hotel (in the form of a hotel room). The Company then directs the hotel to provide this right to one of its passengers. The Company controls the right to each hotel room before we transfer that specified right to one of our passengers because it has the ability to direct the use of that right by deciding whether to use the specified hotel room to fulfill a contract with a passenger and, if so, which contract it will fulfill. The Company also has the ability to either resell the hotel room to another passenger in the event a cruise passenger cancels their vacation or to allow the hotel room to go unused. We have further evaluated and validated our control under the indicators outlined in ASC 606-10-55-39(a-c) to support that we control the pre- and post-cruise hotel services provided to the passengers:

a. The entity is primarily responsible for fulfilling the promise to provide the specified good or service.

The Company has discretion in selecting the hotels where the passenger will stay based on location of the port and timing of the cruise. To fulfill the obligation to provide a hotel room, the Company obtains room blocks from which it can in turn sell to the passengers. All booking arrangements and associated fees collected are managed solely by the Company, not the hotels. The passengers do not interact with the hotels providing the services prior to the services being rendered (i.e. usage of hotel room). The Company is also responsible for resolving passenger complaints if the service provided by the hotel is not satisfactory. The Company can pursue a claim against a hotel if the services are not satisfactory; however, the potential success of a claim is not considered when giving the passenger a refund. The Company also controls the fulfillment of the related hotel services as it has the right to cancel or resell the room and does so in the event that a passenger cancels the cruise. Based on the above factors, we have concluded the Company is primarily responsible for fulfilling the promise.

b. The entity has inventory risk.

The Company reserves blocks of rooms with the hotel that it intends to sell to cruise passengers. The Company reserves the hotel blocks and is responsible for paying for the room regardless of whether a passenger ultimately uses the room or not. If a passenger cancels the cruise or hotel stay and a penalty is assessed, the Company would charge the canceling passenger a fee to mitigate any fees charged by the hotel; however, the Company is responsible for managing the inventory of rooms we have reserved and for the payment for those rooms. As such, the Company has inventory risk.

c. The entity has discretion in establishing the price for the specified good or service.

The Company also determines the price charged to the passenger for the hotel based on the location, brand, and type of room or packages offered, regardless of the payment to be made to the hotels. The Company has separate agreements with certain hotels that have pricing and related terms and conditions. The hotel does not have any input into the price charged to the passengers. As a result, the Company has sole discretion in establishing prices.

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Based on the above indicators, the Company is the principal in fulfilling the promise to provide pre- and/or post-cruise hotel packages in conjunction with a cruise, has inventory risk, and determines pricing, which indicates control over the services. As such, the Company has determined that it is the principal in the pre- and/or post-cruise hotel package transactions; therefore, revenue is recognized on a gross basis.

Our policy is to allocate the transaction price to the respective performance obligations and recognize the revenue as a performance obligation is satisfied. However, for operational convenience we recognize revenue related to these pre- and/or post-cruise services at voyage completion (rather than before and/or after the voyage) except at quarter beginning or end where we recognize revenue over the days of the cruise voyage. The impact of any variance between recognizing revenue at a point in time versus at voyage end or over time related to the pre- and/or post-cruise services is limited to the days before and after the cruise vacation that cross over the financial reporting period. As a percentage of total revenue, the pre- and/or post-cruise services for the above noted cross-over voyages specifically are approximately 0.3% of total revenue for a given quarter. We have assessed the difference in timing to be immaterial.

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We appreciate the Staff’s comments. If you have any questions regarding the Company’s responses, please contact either me at (305) 436-4932 or Faye L. Ashby, Senior Vice President and Chief Accounting Officer at (305) 436-4294.

Respectfully submitted,

By:	/s/ MARK A. KEMPA
Name:	Mark A. Kempa
Title:	Executive Vice President and Chief Financial Officer

cc:	Frank J. Del Rio, President and Chief Executive Officer

Daniel S. Farkas, Esq., Senior Vice President and General Counsel

Faye L. Ashby, Senior Vice President and Chief Accounting Officer

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